UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

March 28, 2013

Barclays Bank PLC

(Name of Registrant)

1 Churchill Place

London E14 5HP

England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT OF BARCLAYS BANK PLC ON FORM F-3 (NO. 333-169119) AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

Exhibits are filed herewith in connection with the issuance of the following Global Medium-Term Notes, Series A (collectively, the “Notes”) by Barclays Bank PLC (the “Company”) on date of this report on Form 6-K, pursuant to the Company’s automatic shelf registration statement on Form F-3 (File No. 333-169119):

•                  $1,000,000 9.00% Exchangeable Notes due June 28, 2013 (Linked to the Common Stock of Aruba Networks, Inc.)

•                  $150,000 17.00% Exchangeable Notes due September 30, 2013 (Linked to the Common Stock of Cliffs Natural Resources Inc.)

•                  $55,000 12.25% Exchangeable Notes due September 30, 2013 (Linked to the Common Stock of Netflix, Inc.)

•                  $3,600,000 Annual AutoCallable Notes due March 31, 2016 Linked to the Lesser Performing Index of the S&P 500® Index and the Russell 2000® Index

•                  $1,954,000 Annual AutoCallable Notes due March 31, 2016 Linked to the Lesser Performing Index of the S&P 500® Index and the Russell 2000® Index

•                  $2,350,000 10.00% Exchangeable Notes due March 27, 2014 (Linked to the Common Stock of Peabody Energy Corporation)

•                  US$134,000 2.25% Fixed Rate Notes due March 27, 2020

•                  US$595,000 3.00% Fixed Rate Notes due March 28, 2025

•                  US$330,000 Fixed Rate Step-Up Notes due March 28, 2028

•                  US$5,000,000 Capped Callable CMS Steepener Notes due March 28, 2033

•                  $583,000 Notes due March 28, 2018 Linked to the Performance of a Basket of Commodity Indices

•                  $9,234,000 Callable Contingent Payment Notes due March 30, 2023 Linked to the EURO STOXX 50® Index

•                  $11,716,390 Accelerated Return Notes® Linked to the Nikkei Stock Average Index due May 29, 2014

•                  $2,840,000 Barclays Bank PLC Relative Performance Securities Linked to the S&P 500® Index and the Barclays US 10Y Treasury Futures Index™ due March 28, 2018

•                  $5,534,170 Trigger Phoenix Autocallable Optimization Securities linked to the common stock of Citigroup Inc. due September 30, 2014

•                  Barclays Bank PLC Airbag Autocallable Yield Optimization Notes $12,760,000 Notes linked to the common stock of Chesapeake Energy Corporation due March 31, 2014

•                  $13,896,410 Trigger Phoenix Autocallable Optimization Securities linked to the common stock of United States Steel Corporation due September 30, 2014

•                  $4,334,000 Trigger Phoenix Autocallable Optimization Securities linked to the common stock of NVIDIA Corporation due September 30, 2014

•                  Barclays Bank PLC Airbag Autocallable Yield Optimization Notes $18,736,000 Notes linked to the common stock of United States Steel Corporation due March 31, 2014

•                  Barclays Bank PLC Airbag Autocallable Yield Optimization Notes $4,395,000 Notes linked to the common stock of Las Vegas Sands Corp. due March 31, 2014

•                  $10,000,000 Callable Range Accrual Notes due March 28, 2028

•                  $983,000 Buffered Digital Notes due March 31, 2016 Linked to the Performance of the Russell 2000® Index

Exhibit No.	Description
5.1	Opinion of Sullivan & Cromwell LLP, U.S. counsel to the Company, with respect to the validity of the Notes under New York law.
5.2	Opinion of Sullivan & Cromwell LLP, English counsel to the Company with respect to the Notes, as to certain matters under English law.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

BARCLAYS BANK PLC
(Registrant)

Date: March 28, 2013	By:	/s/ Johnny Wu
Name: Johnny Wu
Title: Managing Director

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